

March 9, 2016

Via E-mail
Mark E. Patten
Senior Vice President and Chief Financial Officer
Consolidated Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, Florida 32117

> **Re:** **Consolidated Tomoka Land Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 4, 2016**
> **File No. 001-11350**

Dear Mr. Patten:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 5: Approval for the issuance of additional shares of common stock upon conversion of the company's 4.50% convertible senior notes due 2020, page 43

1.   We note that you are asking shareholders to authorize the Company to issue "more than 1,181,124 shares of common stock" for settlement upon conversion of your 4.50% Convertible Senior Notes due 2020. Please refer to Item 11(a) of Schedule 14A and revise to state the specific amount of securities to be authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Associate Director
Office of Real Estate and
Commodities